SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: October 2, 2006	By:	/s/ Nancy C. Gardner

6 September 2006.
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 475,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

12 September 2006.
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 485,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

18 September 2006.
Notification of transactions of directors, persons discharging managerial responsibility or connected persons On 13 September 2006, Jonathan Robson, a person discharging managerial responsibilities at Reuters, exercised options from two Discretionary Share Option Plans (DSOPs) granted to him in 2003 in respect of a total of 75,000 Ordinary 25p shares. All of the shares were sold for £4.10 per share.

Mr Robson now has a beneficial interest in 5,272 Ordinary shares, options over 58,625 Ordinary shares and rights under Reuters long term incentive plans in respect of 167,179 Ordinary shares. These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

21 September 2006.
Reuters Appoints New Key Business Division Head

London – Reuters (LSE: RTR; NASDAQ: RTRSY) has appointed the CEO of one of its subsidiaries to be the new global head of its Research and Asset Management division. Michael Peace will succeed Julie Holland to the top role in the division and will report directly to Reuters Chief Operating Officer, Devin Wenig.

Peace is a former graduate trainee at Reuters who joined the company in 1987 before rising through marketing and sales roles in Asia. His most recent position was in the dual role of CEO of Lipper, the Reuters mutual fund information subsidiary acquired in 1999, and head of Reuters Global Wealth Management.

Michael Peace will take over the reins of Reuters Research and Asset Management from Julie Holland, who is retiring from Reuters after a distinguished career in which she became the first woman to head a business division in the company. She will be continuing her involvement with Reuters as a board member of FXMarketSpace – Reuters joint venture with the Chicago Mercantile Exchange to offer a centrally-cleared, foreign exchange marketplace.

Peace will focus on driving forward growth in Research and Asset Management which includes key areas for Reuters such as fund management, wealth management and investment banking. Information and insight are vital to this group, and Reuters has been broadening its content and economic coverage to meet their needs. This has included growing the company’s content production centre in Bangalore, India which now employs nearly 1600 people.

There will be a three-month transition period as Julie Holland hands her responsibilities over to Michael Peace, who will move from Geneva to Reuters global headquarters in London. Devin Wenig, Chief Operating Officer, Reuters, said: “Michael Peace has a strong record of success in growing businesses, most notably with Lipper, where he turned an unprofitable business into a highly valuable asset for Reuters. These skills will be vital in helping to build on Julie’s legacy of strong momentum in this dynamic division.”

Michael Peace, Global Head of Reuters Research and Asset Management, said: “The conditions are right for accelerated growth in Reuters Research and Asset Management. Investors, from institutions to individuals, are hungry for the information we provide, the way we package it and importantly for the independence and objectivity we bring. The division has an exciting future ahead of it and I am delighted to have the chance to play a major part in it.”

Reuters operates four major business divisions, Sales and Trading, Enterprise, Research and Asset Management and Media.

End

Contact: Steve Clarke
Reuters Media Relations
Tel: +44 207 542 6865
Mob: +44 7990 56 6865
Email: steve.clarke@reuters.com

About Reuters Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 15,300 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com.

29 September 2006.
Notification of transactions of directors, persons discharging managerial responsibility or connected persons On 28 September 2006, Christopher Hagman, a person discharging managerial responsibilities at Reuters, exercised three Discretionary Share Option Plans granted to him in August 2002, February 2003 and August 2003 over 150,000, 50,000 and 75,000 Ordinary 25p shares respectively. In total 151,994 shares were sold to cover the cost of the options and associated dealing charges and commission. 123,006 shares were retained.

Mr Hagman now has a beneficial interest in 170,996 Ordinary shares, options over 75,440 Ordinary shares and rights under Reuters long term incentive plans in respect of 361,533 Ordinary shares. These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant
Company Secretary
Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

4 September 2006

Reuters Group plc announces that on 4 September 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 412.8194p per share.

5 September 2006

Reuters Group plc announces that on 5 September 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 410.3683p per share.

7 September 2006

Reuters Group plc announces that on 7 September 2006 it purchased for cancellation 1,500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 400.3803p per share.

11 September 2006

Reuters Group plc announces that on 11 September 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 401.2501p per share.

12 September 2006

Reuters Group plc announces that on 12 September 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 402.6795p per share.

13 September 2006

Reuters Group plc announces that on 13 September 2006 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 410.2014p per share.

15 September 2006

Reuters Group plc announces that on 15 September 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 410.0284p per share.

18 September 2006

Reuters Group plc announces that on 18 September 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 411.7925p per share.

19 September 2006

Reuters Group plc announces that on 19 September 2006 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 409.2608p per share.

RNS Number:4529J
Reuters Group PLC
25 September 2006

Reuters Group plc announces that on 25 September 2006 it purchased for cancellation 200,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 428.769p per share.

RNS Number:5240J
Reuters Group PLC
26 September 2006

Reuters Group plc announces that on 26 September 2006 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 432.397p per share.

RNS Number:6642J
Reuters Group PLC
28 September 2006

Reuters Group plc announces that on 28 September 2006 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 432.49p per share.